2003 Management’s Discussion and Analysis and

Consolidated Financial Statements

“Driven by Nickel”

FNX Mining Company Inc.

Management’s Discussion and Analysis

Overview

FNX Mining is an emerging mining company producing nickel, copper, cobalt, platinum, palladium and gold in Canada’s prolific Sudbury Basin. FNX has gone from a junior exploration company to a well funded mining producer in just two years. In January 2002, FNX entered into an option agreement with Inco Limited whereby FNX acquired rights to earn a 100% interest in the mineral rights to five former producing mining properties owned and previously operated by Inco. FNX immediately assigned its rights in the option agreement to the Sudbury Joint Venture (“SJV”), which is 75% owned by FNX and 25% owned by Dynatec Corporation. The SJV spent over $40 million exploring the properties in 2002 and 2003 and subsequently met all requirements to exercise the Inco option and did so in two years instead of the planned 52 months. FNX is the SJV exploration operator, Dynatec is the SJV mining operator and Inco has the right to process and market all ore produced on the properties by the SJV. FNX will receive 75% of the proceeds.

The Company started mining in the Upper Main deposit at the McCreedy West Mine in May 2003, just 14 months after initiating its first exploration program. Commercial production was achieved at McCreedy West in November 2003 at the modest rate of 300 tons of ore per day and has been increasing incrementally since then and will be at 1,000 tons of ore per day by mid-2004. On-going feasibility studies on the adjacent PM Deposit and the neighbouring Levack Mine have the potential to triple the Company’s production rate to over 3,000 tons of ore per day starting 2005. The Company has also initiated a feasibility study at the Norman property which hosts a large copper-platinum-palladium and gold deposit with potential to be the Company’s third operating mine.

The Company can readily support its rapid expansion plans from anticipated cash flows, CDN$52 million of cash at December 31, 2003 and its zero debt. The Company is also pursuing additional nickel opportunities elsewhere in the Sudbury Basin and globally.

Critical Accounting Policies

The Company’s critical accounting policies relate to the change in the basis of consolidation, revenue recognition, amortization of mining assets, production accounting, and accounting for stock options.

Basis of Consolidation

The accounts of the SJV were proportionately consolidated on a joint venture basis in 2002. During 2003, once the initial work program was completed, the nature of the SJV arrangement changed to the extent that the Company used 100% consolidation of the accounts with a 25% minority interest.

Revenue Recognition

Mining at Phase 1, started in May 2003, was suspended during the summer with the labour disruption at Inco. Mining was restarted in late September 2003. Commercial mining levels were reached in November 2003. Other areas of McCreedy West, such as the PM Deposit, are still included in exploration and development assets.

For accounting purposes, revenue is not recognized into the income statement until an operation reaches commercial levels. Revenue from pre-commercial production, amounting to $3.3 million, and associated costs, are included as a reduction in the McCreedy West Phase 1 mining asset.

Revenue recognition into the income statement will commence January 2004 as the November 2003 ore shipments will be recognized in January.

Revenue is the product of payable metal produced by the mill and metal price. Payable metal quantities, based on ore tonnage and grade, can be established soon after the ore is delivered to the mill. Recoveries have been previously established based on testing. Grade determination is based on assay results from samples collected at the end of the crushing process. Final pricing of production can take anywhere from an additional two to five months after the month the ore is shipped to Inco, depending on the metal. This pricing delay corresponds with the time afforded to Inco to process, refine and sell the production.

The Company could potentially recognize revenue as early as delivery to the mill or as late as when pricing was determined for each metal. Earlier revenue recognition would require some estimation of final prices and subsequent adjustment of this estimate until the final pricing was known. Later recognition would result in reporting an accurate revenue number but would delay recognition. Cash flow is not affected by either policy.

The Company has chosen to recognize revenue when both the quantity of metal produced and the price are known. This alternative is more conservative than earlier recognition. In the Company’s opinion accurate revenue reporting is more important than earlier reporting. This policy is most consistent with the revenue cycle of a fully integrated mining company. Production and cost information will be reported by period. All metal revenue will report as gross revenue regardless of the type of metal. No metal by-product credits will be applied against operating costs.

Amortization of Mining Assets

The Company has two broad categories of assets; property and development assets, representing exploration and development to place the asset into production, and mining equipment used to extract ore. Charges to the income statement from each category will be accounted for slightly differently.

The amortization balance per ton of the property and development assets will be based on the total tons of reserves. Annual amortization will be based on tons mined in the period. The amortization rate will be adjusted quarterly to reflect any additions and any change in the remaining reserves. Two examples of items which would affect reserves would be mining, which would decrease remaining reserves, and exploration success, which would increase the reserves.

Equipment will be amortized on a straight line basis. The useful life of the equipment will be compared to the mine life and the lesser of mine life or asset life will be used. An estimate of the salvage value of the equipment at the end of the useful period will be established and this salvage value will be excluded from the amortization calculation.

Amortization expenses for any period will be accounted for through the inventory and ore in process accounts. The Company’s opinion is that accounting through the production process better matches the costs to the benefits as compared against direct expense into the income statement.

Ore in Process and Production Inventory Accounting Considerations

Ore in process and inventory accounting considerations relate to distribution of costs between a multi-metallic ore, costing method, and the inclusion or exclusion of depreciation, depletion and amortization in inventory.

At the end of each month the Company will know costs for the month and payable metal for the month. With multiple sources of metal revenue (i.e. nickel, copper, platinum, palladium, gold, cobalt) an issue of how the costs should be distributed arises. The Company intends to pro-rate monthly mining costs for ore in process and inventory purposes, based on average spot rate revenue from each payable metal produced in the month. For example, if payable nickel production represented 80% of the calculated revenue generated in a given month (based on average spot prices for the metals in the month), nickel would attract the same 80% of the mining costs in that same month. Inventory cost allocations would be established in the month and not adjusted for any subsequent change in the pricing.

Mill processing costs would also be allocated on the same average monthly spot price basis as mining costs. Treatment and refining charges are specific to each metal and costs will be reflected in operations on a specific cost basis.

Costs will move from inventory to ore in process on shipment from the mine to the Inco mill. As revenue is recognized, costs will move from ore in process to operating costs on a first in, first out (FIFO) basis. The Company feels that FIFO based cost best represents the consistently rapid turnover of the inventory.

Good arguments exist for including and for excluding depreciation, depletion and amortization into inventory and ore in process. If these non-cash costs are included in inventory they will be matched against revenue on a units-of-production basis and reflect the full cost of a unit-of-production. This presentation is also consistent with US accounting.

If the costs are not included, the inventory reflects cash costs. The Company feels that better matching of production costs will occur through including the non-cash costs into inventory. Disclosure will be made of the amount of depreciation in the inventory so investors can determine cash costs.

Depreciation, depletion and amortization rates for mining assets and closure obligations will be recognized in the financial statements on a units-of-production basis, based on revenue recognition for the primary metal in the area being mined. Mining equipment will be depreciated on a straight-line basis with an allowance for salvage. Since production-related, non-cash charges will be included into inventory costs the income statement depreciation line will not reflect all non-cash charges. The Company will disclose all non-cash balances and tonnages in the notes to the financial statements.

Production Inventory

Production inventory results from tonnages mined and not yet shipped. Ore broken and still underground, ore on surface and not crushed, and ore crushed and not yet shipped will be reported as production inventory. These inventory items will be moved into ore in process when shipped to Inco on a FIFO basis using the lower of cost or market principal.

Ore in Process

On delivery of ore to the Inco mill ownership of the ore is transferred to Inco. During the period between ore delivery and revenue recognition the ore will be reported as a separate balance sheet item. Costs will be accounted for on a FIFO basis due to the short-term nature of holding the ore. Costs will be matched against the associated revenue in the period reported.

Stock Options

Commencing in 2003, the Company began to expense options over their vesting period which at this time is a maximum of 12 months. The effect of this change in policy will be to reduce profits of the Company and increase Shareholders’ Equity. Stock option accounting has no affect on cash flow.

(Insert Graph - Cash Position)

Liquidity and Capital Resources

At December 31, 2003 the Company held $52 million of cash. The Company commenced 2003 with cash of $30 million. Cash of $61 million was received from various sources and cash of $39 million was spent in 2003.

Cash of $61 million was raised in 2003 through the sale of shares, minority interests contributions and interest on bank funds. Most of the inflow resulted from the issue of 7.5 million shares for net proceeds of $45.8 million in July 2003. The $9.2 million minority interest funds are contributions to the SJV. A further $5.1 million was raised from the conversion of warrants and share options. Cash inflow of $1.1 million resulted from interest income on cash balances.

Cash of $15 million was used to fund mine development at McCreedy West in 2003. This spending included development ($7 million) and mining equipment ($8 million). Exploration and development spending in 2002 related to Phase 1 amounted to $4 million.

Exploration and pre-production spending will be amortized over the life of mine on a units-of-production basis. Mine equipment will be amortized on a straight line basis, less an allowance for salvage, over the lesser of its expected useful life or the mine life.

It is expected that some of the capital spending (e.g. surface facilities, haul way refurbishment) will be used in mining operations in addition to McCreedy West Phase 1. However, the Company intends to amortize all the costs incurred to place Phase 1 into production at this time, using only the McCreedy West Phase 1 reserves as a denominator. Should future operations reach commercial levels before these multiple-use assets are fully amortized the Company will adjust the amortization base.

Exploration project spending (excluding administration) of $17 million was completed in 2003. All spending occurred on the SJV. The $17 million was spent as follows:

________________________________________________

       Drilling        Other            Total

________________________________________________

McCreedy West – Phase 1

$ nil

$ nil

 $ nil

Levack- Phase 2

 0.9

 0.9

1.8

McCreedy West – Phase 3

 1.3

 7.7

 9.0

North Range Footwall

 0.7

 0.2

 0.9

Norman

 3.6

 0.5

 4.1

Victoria

1.0

 0.2

 1.2

Kirkwood

nil

 nil

 nil

________________________________________________

TOTAL

$7.5

 $9.5

 $17.0

________________________________________________

The Company also spent $2.4 million on administration and $1.7 million on exploration administration expenses in 2003. All work not directly spent on a project in 2003 was expensed in the year.

The Company spent $nil on share options in 2003. These items are non-cash.

Working capital increased by $2.4 million as increases in accounts receivable, in process ore and inventory from the Phase 1 McCreedy Mine were partly offset by increased payables. Accounts payable were increased $0.4 million for reclamation costs. Minority interests funded $0.5 million of exploration administration spending in 2003.

Cash Spending Estimate for 2004

The Company anticipates cash spending of $32.6 million in 2004. Recovery from minority interest is expected to amount to $8.2 million for a net spending of $24.4 million, excluding operating expenditures at McCreedy West Phase 1. Significant spending areas in 2004 are planned to include capital spending for mining equipment at the McCreedy West Phase 1 Mine, continued progress on feasibility studies and exploration programs, administration, and exploration administration spending.

The McCreedy West Mine anticipates spending $15.0 million in 2004, excluding mining and processing expenses. The balance of the required mining equipment is expected to be purchased in 2004 at a planned cost of $6.1 million. Development work at McCreedy West in 2004 is expected to be $3.0 million. Working capital is expected to increase by $5.9 million assuming a US$5 per pound of nickel price ($5.0 million at US$4 per pound nickel, $6.8 million at US$6 per pound nickel). Accounts receivable, ore in process and inventory will grow as the production cycle reaches full mining rates by mid-year.

The Company has a $12.5 million exploration and development program planned for Sudbury in 2004. Refurbishment of the 1600 Level access to Levack is expected to be completed in 2004 at a cost of $1.2 million. An exploration ramp and bulk samples is targeted for completion at the Phase 3 PM Deposit at a cost of $2.4 million. Feasibility studies are planned to advance at a cost of $1.5 million.

The Company may consider shaft rehabilitation at Levack and additional work at Norman in 2004. These items are not included in the cash estimate for 2004.

Results of Operations

Pre-Production Activities

During the year mine development was accelerated to achieve access to the nickel-rich Inter Main and East Main deposits.

The Company commenced shipping ore to Inco in May 2003. Shipments did not occur in June, July or August as the mill was closed. During September and October, the SJV mined 12,750 tons of nickel ore and 2,750 tons of copper ore for a total of 15,500 tons.

Pre-commercial production (pre-November 2003) amounted to 16,500 tons of nickel ore and 9,000 tons of copper ore for a total of 25,500 tons. Ore shipments to the

Clarabelle Mill during September and October were 14,750 tons of nickel ore and 5,100 tons of copper ore. Revenue of $3.3 million from these pre-commercial production activities was reported on the balance sheet as a reduction in the Phase 1 mine asset.

Exploration

Total exploration spending in 2003 was $17.0 million. Recoveries from minority interests amounted to approximately $4.3 million for a net spending of $12.7 million on the SJV exploration properties in 2003.

Spending of $9.0 million on McCreedy West Phase 3 was focused on the PM Deposit, where a feasibility study was commenced in 2003. The Company completed 85 holes for 51,036 feet into the PM Deposit, mostly from the 950 and 1600 Levels. The program was designed to increase confidence in continuity of the mineralization and further understand the grade controls. An access ramp was driven to the PM Deposit and bulk samples will be taken in 2004.

Spending of $4.1 million at Norman was focused on the 2000 Deposit, the North Deposit and on Lens A. Drilling of 120,750 feet was done in 70 holes. At the North Deposit drilling was focused on higher grade zones. Drilling at the 2000 Deposit focused on defining the limits of the mineralization and on infilling the known zone. Drilling on Lens A has shown encouraging results which will be followed up in 2004.

At Levack, spending of $1.8 million in 2003 focused on additional exploration near the #3 and #7 orebodies. Significant work was done on an evaluation of the Inco mineral resource inventory at Levack. This work is the basis for a planned re-opening of the Levack Mine in 2004.

Exploration work at Victoria amounted to $1.2 million in 2003. Work was focused largely on defining the limits of the Powerline Zone. Other targets were drill tested and surface mapping was advanced.

The North Range Footwall project occurs along a 4 km. strike length across the McCreedy and Levack Properties. During 2003, nine holes were drilled for a total of 21,827 feet at a cost of $0.9 million. No holes intersected massive sulphides. Areas of low sulphidation, indicating fluid movement, offer encouragement for additional work in 2004.

Operating Results

Mining Operations - 2003

Commercial production commenced November 1, 2003. Production for November and December was 24,883 tons of nickel ore and 1,144 tons of copper ore for a total production of 26,027 tons. Shipments to Inco in November and December were 23,848 tons of nickel ore and 2,675 tons of copper ore for total shipments of 26,523 tons over the two months. Closing inventory, on surface and underground at the mine, amounted to 5,217 tons.

Financial

The Company reported a loss of $10.1 million in 2003 ($0.24 per share) compared to a $7.0 million loss ($0.23 per share) in 2002.

Administration costs of $2.4 million in 2003 were $1.2 million higher than in 2002. Increased costs relate to additional staff as operations became more active, and 2003 reflects a full year of operations. Costs increased related to flow-through financings for funds raised in 2002. A new listing on the American Stock Exchange resulted in higher Directors and Officers Liability insurance premiums.

Exploration administration expenses were approximately $1.7 million in 2003. Any exploration cost which was not directly related to a project was expensed in 2003. Like administration cost increases, staff compliment grew throughout 2002 and these costs were carried for all of 2003.

Stock options expenses of approximately $4.9 million increased by $1.7 million from 2002. The rapid increase in share prices and a high volatility factor combined to generate higher expenses in 2003 compared to 2002.

Amortization of $0.1 million in 2003 was the same as in 2002. Capital asset additions in 2003 were small. All mineral properties unrelated to the SJV were written off ($2.3 million) in 2003. Write-offs in 2002 amounted to $3.0 million.

Interest income of $1.1 million in 2003 ($0.5 million in 2002) increased due to the July financing which added $45.8 million cash, net of expenses, to the Company’s treasury.

Quarterly financial results for 2003 and 2002:

(in thousands of Canadian dollars except per share amounts)

2003

Q1

Q2

Q3

Q4

Total

____________________________________________________________________________

Revenue

$

–

$

–

$

–

$

–

 $

–

Loss

1,560

1,487

3,010

4,020

10,077

Loss per share

$

0.04

$

0.04

$

0.08

$

0.08

 $

0.24

2002

Q1

Q2

Q3

Q4

Total

____________________________________________________________________________

Revenue

$

–

$

–

$

–

$

–

 $

–

Loss

1,296

 291

2,071

3,331

 6,989

Loss per share

$

0.04

$

0.01

$

0.07

$

0.11

 $

0.23

The Company recorded a loss of $4.0 million in the fourth quarter of 2003, mostly as a result of $2.7 million in stock option expenses. Exploration expenses of $1.0 million in the fourth quarter of 2003 reflects charges not directly related to projects.

Financing Activities

The Company raised $45.8 million, net of expenses, on issue of 7.5 million shares in July 2003. The Company raised $2.4 million on the exercise of two million warrants and $2.7 million on the exercise of 1.7 million share options.

Metal Price and Exchange Rate Outlook

FNX Mining is exploring, developing and mining nickel, copper, platinum, palladium and gold deposits in the prolific Sudbury Basin mining camp. Commodity price fluctuations will significantly affect the results of operations and economics of a mineral deposit. The monitoring of price movements and trends for our target metals are essential to understand and monitor the viability of the Company’s assets.

Most of the costs incurred by the Company are denominated in Canadian dollars. Revenue from metal sales is quoted and earned in US dollars. The US:Canadian exchange rate will also significantly affect the results of operations of the Company.

The Company has not hedged metal prices or exchange rates.

Official closing prices for the reported commodities at year end were:

  2003          2002

____________________________________________________________

Nickel (lb.) (LME)

US$7.55

US$3.24

Copper (lb.) (LME)

US$1.05

US$0.70

Platinum (oz.) (London PM fix)

US$814

US$598

Palladium (oz.) (London PM fix)

US$193

US$233

Gold (oz.) (London PM fix)

US$417

US$343

Cobalt (lb.) (Metall Bulletin)

US$22.25

US$6.65

$Canadian: $US

0.77

0.63

(Insert Pie Graph - Phase 1 Life of Mine Revenue by Metal)

(December 31, 2003 Prices)

(Insert Pie Graph - Phase 1 Life of Mine Cash Distribution)

Per Ton

Nickel prices doubled during the year, starting 2003 at US$3.24 per pound and rising steadily to finish the year at US$7.55 per pound. Nickel demand grew 7% in 2003. No immediate sources of increased supply and strong economic demand during the next two years should keep nickel prices very strong over the period. Nickel inventories are at a 20 year low of five weeks of supply.

(Insert Graph - Nickel Price)

The rapidly expanding Chinese economy is hungry for nickel and demand from China for nickel is expected to increase by at least 20% in 2004. World nickel demand is expected to increase 7% in 2004, the same rate as in 2003. Stainless steel demand is expected to increase 7% due to world economic growth.

The nickel industry has very little shutdown capacity so there are few sources of immediate supply available. There are new mines available to bring on line but these projects take time to build and start up. Inco forecasts production from Voisey’s Bay and Goro will only start to reach the market in 2006. Total world nickel supply is forecast by Inco to increase by only 1% in 2004. Russian stockpiles, representing 5% of world supply in 2003, were sold and will not be available in 2004. Production lost during the 2003 Inco labour interruption will make up about 2% of the supply increase in 2004. World demand is expected to bring further pressure on the already low remaining nickel stockpiles during 2004.

Copper prices started 2003 at US$0.70 per pound and rose to US$1.05 per pound at the end of the year. Prices in the first quarter of 2004 rose above US$1.30 per pound. Strong US housing starts provided increased expectations for future copper demand. Copper production restarts are seen as moderate in the short to medium term which, combined with demand increases, will support prices over the next year.

Precious metal prices are most significantly affected by the US dollar and hence the US economy. Platinum prices rose from US$598 per ounce to US$814 per ounce on tight supply. Prices continue to increase in the first quarter of 2004 and have exceeded US$900 per ounce. Palladium prices dropped from US$233 to US$193 per ounce during 2003. Oversupply and a thin market were the problem. Although prices have increased to over $230 per ounce in the first quarter of 2004, Johnson Matthey expects the palladium price to remain range bound in the near term on unchanged fundamentals. Gold prices increased from US$343 per ounce to US$417 per ounce in 2003 through producer de-hedging and fund buying. The future direction of gold is more tied to US dollar performance than any other metal discussed here.

The US dollar was weakened against the Canadian dollar, starting the year at 0.63 exchange rate and ending the year at 0.77 for a Canadian dollar. The exchange rate in the first quarter backed off to 0.76 for a Canadian dollar. The US economy continues to struggle with its fiscal and current account deficits and will bear watching in 2004.

The Company has no assurance that future commodity prices or exchange rates will be at a level sufficient to make mining operations viable. While exploration in a proven mining camp in known geological environments with the benefit of a large historic database serves to mitigate exploration risk, future exploration success does still contain a significant degree of exploration risk.

Forecasted Mining Operations - 2004

The Company expects to build on its 2003 successes in 2004. The McCreedy Mine is expected to increase production levels to over 1,000 tons per day by mid-2004. Work at Phase 2 Levack and at the Phase 3 PM Deposit in McCreedy West could see two additional areas opened to mining in 2004.

The Company’s commitment to continued exploration success in 2004 will be demonstrated by a $12.5 million program.

McCreedy West Phase 1 production is expected to be 6.6 million pounds of nickel and 4.3 million pounds of copper in 2004. Further increases will occur in 2005 as a complete year of full production is completed.

Risks and Uncertainties

Mining Industry

The exploration for and development of mineral deposits involves significant risks which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an orebody may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses may be required to establish ore reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the current exploration programs planned by the Company will result in a profitable commercial mining operation.

Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are the particular attributes of the deposit, such as size, grade and proximity to infrastructure, as well as metal prices which are highly cyclical and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.

Mining operations generally involve a high degree of risk. The Company’s operations are subject to all the hazards and risks normally encountered in the exploration, development and production of ore, including unusual and unexpected geology formations, rock bursts, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability. Although adequate precautions to minimize risk will be taken, milling operations are subject to hazards such as equipment failure or failure of retaining dams around tailings disposal areas which may result in environmental pollution and consequent liability.

The Company’s activities are directed towards the search, evaluation and development of mineral deposits. Some of the mineral properties in which the Company has an interest contain no known body of commercial ore and any exploration programs thereon are exploratory searches for ore while other properties in which the Company has an interest are subject to preliminary stages of exploration and development programs only. There is no certainty that the expenditures to be made by the Company as described herein will result in discoveries of commercial quantities of ore. There is aggressive competition within the mining industry for the discovery and acquisition of properties considered to have commercial potential. The Company will compete with other interests, many of which have greater financial resources than it will have for the opportunity to participate in promising projects. Significant capital investment is required to achieve commercial production from successful exploration efforts.

Government Regulation

The exploration activities of the Company are subject to various federal, provincial and local laws governing prospecting, development, production, taxes, labour standards and occupational health, mine safety, toxic substances and other matters. Exploration activities are also subject to various federal, provincial and local laws and regulations relating to the protection of the environment. These laws mandate, among other things, the maintenance of air and water quality standards, and land reclamation. These laws also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Although the Company’s exploration activities are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail production or development. Amendments to current laws and regulations governing operations and activities of exploration, mining and milling or more stringent implementation thereof could have a substantial adverse impact on the Company.

Government approvals and permits are currently, and may in the future be, required in connection with the Company’s operations. To the extent such approvals are required and not obtained, the Company may be curtailed or prohibited from proceeding with planned exploration or development of mineral properties.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in exploration expenses, capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

Permits and Licences

The exploitation and development of mineral properties may require the Company to obtain regulatory or other permits and licences from various governmental licensing bodies. There can be no assurance that the Company will be able to obtain all necessary permits and licences that may be required to carry out exploration, development and mining operations on its properties.

Environmental Risks and Hazards

All phases of the Company operations are subject to environmental regulation in the various jurisdictions in which it operates. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations. Environmental hazards may exist on the properties on which the Company holds interests which are unknown to the Company at present which have been caused by previous or existing owners or operators of the properties. The Company may become liable for such environmental hazards caused by previous owners and operators of the properties even where it has attempted to contractually limit its liability.

Production of mineral properties may involve the use of dangerous and hazardous substances such as sodium cyanide. While all steps will be taken to prevent discharges of pollutants into the ground water and the environment, the Company may become subject to liability for hazards that cannot be insured against.

Commodity Prices

The profitability of the Company will be significantly affected by changes in the market price for nickel and by changes in the US:Canadian exchange rate. During 2004, a US$1 per pound change in the price of nickel will generate a CDN$7 million change on the Company’s income statement. Each $0.05 change in exchange rates will generate a pre-tax change of $1.5 million on the Company’s income statement.

The Company has not entered into any hedge agreements in respect of metal or foreign exchange at this time. Such contracts would prevent losses in situations when the price changed adversely and would prevent gains in situations where the price changed favourably.

The level of interest rates, the rate of inflation, world supply of base metals and precious metals and stability of exchange rates can all cause significant fluctuations in base metal and precious metal prices. Such external economic factors are in turn influenced by changes in international investment patterns and monetary systems and political developments. The price of base metals and precious metals has fluctuated widely in recent years, and future serious price declines could cause continued commercial production to be impracticable. Depending on the price of base metals and precious metals, cash flow from mining operations may not be sufficient to cover operating costs. Any figures for reserves presented by the Company will be estimates and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. Market fluctuations and the price of base metals and precious metals may render reserves uneconomical. Moreover, short-term operating factors relating to the reserves, such as the need for orderly development of the orebodies or the processing of new or different grades of ore, may cause a mining operation to be unprofitable in any particular accounting period.

Uninsured Risks

The Company carries insurance to protect against certain risks in such amounts as it considers adequate. Risks not insured against include environmental pollution or other hazards against which such corporations cannot insure or against which they may elect not to insure.

Conflicts of Interest

Certain of the directors of the Company also serve as directors of other companies involved in natural resource exploration and development and consequently there exists the possibility for such directors to be in a position of conflict. Any decision made by such directors involving the Company will be made in accordance with their duties and obligations to deal fairly and in good faith with the Company and such other companies. In addition, such directors will declare, and refrain from voting on, any matter in which such directors may have a conflict of interest.

Land Title

Although title to the Properties has been reviewed by or on behalf of the Company and title opinions were delivered to the Company, no assurances can be given that there are no title defects affecting the Properties. Title insurance generally is not available for mining claims in Canada, and the Company’s ability to ensure that it has obtained secure claim to individual mineral properties or mining concessions may be severely constrained. The Company has not conducted surveys of the claims in which it holds direct or indirect interests; therefore, the precise area and location of such claims may be in doubt. Accordingly, the Properties may be subject to prior unregistered liens, agreements, transfers or claims, including native land claims, and title may be affected by, among other things, undetected defects. In addition, the Company may be unable to operate the Properties as permitted or to enforce its rights with respect to its Properties.

Joint Venture

The Company may enter into one or more joint ventures in the future, in addition to the Sudbury Joint Venture. Any failure of Dynatec or any other joint venture partner to meet its obligations could have a material adverse affect on such joint ventures. In addition, the Company may be unable to exert influence over strategic decisions made in respect of properties subject of such joint ventures.

Forward-Looking Statements

Certain statements in this document constitute “forward-looking statements” within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1943.

Such forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the Company to be materially different from the future results, performance or achievements expressed or implied by such forward-looking statements.

Such risks, uncertainties and other important factors are described elsewhere in this discussion and in the Company’s other regulatory filings. These forward-looking statements speak only as of the date of this document.

The Company undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.